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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



          For PRESS RELEASES ISSUED ON JUNE 22, 2001 AND JUNE 26, 2001
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

               612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F _____                                  Form 40-F    X
                                                           --------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes _________                   No    X
                                   -------

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.       Press Release dated June 22, 2001 (# 15/01)
2.       Press Release dated June 26, 2001 (# 16/01)










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                              [QUEBECOR WORLD LOGO]


JUNE 22, 2001


FOR IMMEDIATE RELEASE                                                Page 1 of 2


                         QUEBECOR WORLD OFFICIALLY OPENS
                     ITS NEW PRINTING PLANT IN RECIFE BRAZIL


RECIFE, BRAZIL - Quebecor World Inc. today officially opened its greenfield plant in Recife, Brazil. The 16,000 sq. meter facility prints magazines for Editora Abril, Latin America's largest publisher, and directories for Listel, one of the regions largest directory publishers and a subsidiary of BellSouth Corporation.

"Enabling contracts with these two publishers made this plant possible," said Charles G. Cavell, President and CEO of Quebecor World Inc. "This plant was built and put into operation in less than 10 months. This is a tremendous credit to our employees in Brazil and to those from across North America who came here to help develop the skills required to provide world-class service to our customers."

The opening was attended by almost 250 people including Mr. Cavell; Roberto Civita, Chairman and CEO of Abril; Fabio Coelho, President of Listel-Bellsouth; Jarbas Vasconcelos, Governor of Pernambuco; Jose Mendoca Filbo, Vice-Governor of Pernambuco; and Carlos Santana, Mayor of Ipojuca.

The facility uses state-of-the-art technology and is linked by satellite to the rest of the Quebecor World network. It is situated in the Northwest region of Brazil, Latin America's largest economy. The location allows publishers to service their customers and reduce time and distribution costs.

The contract with Abril covers 18 titles including VEJA, the world's fourth largest news magazine. The projected value of the contract over ten years exceeds US$170 million, excluding paper. The Listel contract valued at US$142 million over 10 years, will serve more than 100 million people in the 152 regions and cities across Brazil. In all Quebecor World will print more than
11.8 billion directory pages per year for Listel. This is more than half of the directory pages the Company prints in Canada in one year.

The Recife plant has five presses producing a quality heat-set product. The facility employs approximately 200 people.

"This plant significantly enhances our Latin America platform," added Guy Trahan, President Quebecor World Latin America. "We also have facilities in Argentina, Chile, Colombia, Mexico and Peru. Now with two plants in the country with the largest population in Latin America we are poised as never before to take advantage of significant growth opportunities".

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                                                                     Page 2 of 2


Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -


Web address: www.quebecorworld.com


FOR FURTHER INFORMATION, PLEASE CONTACT:

TONY ROSS
Director, Corporate Communications
Quebecor World
(514) 877-5317
(800) 567-7070

JEREMY ROBERTS
Director, Corporate Finance and
Investor Relations
Quebecor World
(514) 877-5118
(800) 567-7070

GUY TRAHAN
President,
Quebecor World Latin America
(011) 54-11-4313-7107




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                              [QUEBECOR WORLD LOGO]


JUNE 26, 2001                                                              16/01

FOR IMMEDIATE RELEASE                                                Page 1 of 2


    QUEBECOR WORLD EXPANDS NORTH AMERICAN RETAIL NETWORK WITH AN EAST COAST ACQUISITON OF RETAIL PRINTING CORPORATION AND A WEST COAST CAPITAL EXPANSION


MONTREAL, CANADA - Quebecor World Inc. announced today that it has signed a definitive agreement to purchase RETAIL PRINTING CORPORATION of Taunton, Massachusetts. The Company operates state-of-the-art printing plants in Taunton and in Nashville, Tennessee. At the same time, Quebecor World also announced a west coast expansion of its retail platform to enhance its ability to serve retail customers on the west coast. The first part of this expansion is the purchase of a new Goss C700E (39"x72") press for its Merced, California plant. Also under consideration as a part of this expansion is further investment in the western region of the United States.

These transactions enhance Quebecor World's strength as the only printer providing both long-run and multi-versioning printing services to retail and newspaper insert customers across the entire continent, and serve as further evidence of Quebecor World's stated goal of growing business both organically and through acquisitions that provide a strategic fit.

Charles G. Cavell, President and CEO of Quebecor World stated, "We are continuing to assess potential investments in all three continents where we operate. The mix of products and geographic location of the RETAIL PRINTING CORPORATION plants fits into our strategy of developing the strongest and most flexible retail insert platform in the industry. This transaction is also in line with our ongoing practice of strategic acquisitions that are accretive to earnings."

"RETAIL PRINTING CORPORATION is a highly efficient, low-cost producer of retail and newspaper inserts that will be a great addition to Quebecor World" said Marc Reisch, Chairman, President and CEO of Quebecor World North America. "Quebecor World enjoys a leading market share in the long-run retail insert business. This acquisition on the east coast and our capital expansion out west extends our retail platform, allowing us to offer national and local marketers the advantages of our long-run gravure capability complemented by the flexibility of our offset network. No other printer in North America offers its customers the value of long-runs combined with the targeting of shorter runs."

Until now marketers in need of a mix of services were forced to change vendors and alter processes, in addition to learning new distribution tactics. Now as their needs change from season to season or as they alter their advertising strategies in response to economic changes, they can utilize the diverse platform of Quebecor World.

The Taunton and Nashville facilities fit seamlessly into Quebecor World's existing Retail Business Unit of 19 manufacturing sites in North America. Combined with the west coast new equipment expansion, they help uniquely to position the Company to offer coast-to-coast, one-stop shopping solutions to its customers.

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FOR IMMEDIATE RELEASE                                                PAGE 2 OF 2

"This acquisition and capital expansion allow us to offer more production capacity to our customers, which brings greater value to their marketing campaigns and our relationships," said David Boles, President of Quebecor World's Retail Business Group. "Not only do the RETAIL PRINTING CORPORATION'S plants have the most modern equipment, they have excellent distribution relationships in the heavily populated Northeast corridor. The acquisition combined with our west coast expansion further evidences Quebecor World's ongoing commitment to make both organic and acquisition investments to provide clients with complete coast-to-coast solutions."

RETAIL PRINTING CORPORATION has annualized sales of approximately $100 million and employs about 400 people in its two plants. The Company enjoys significant relationships with many leading national and regional retailers and grocers.

"We are very excited to bring the capabilities of Quebecor World to our customers", said Doug Small, Senior Vice President of RETAIL PRINTING. "In addition, the personal growth opportunities that this transaction brings to our employees are enormous. Our family has worked hard over the years to build a customer and employee focused company, and we are happy to have Quebecor World help us get to the next level."

This transaction is expected to close by mid-July, 2001.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has more than 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

                                     - 30 -

For further information, please contact:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          QUEBECOR WORLD INC.



                          By:    /S/ MARIE D. HLAVATY
                          ------------------------------
                          Name:      Marie D. Hlavaty
                          Title:     Vice President, General Counsel & Secretary



Date: June 26, 2001















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